FORM 6-K

                      Securities and Exchange Commission
                            washington, D.C. 20549


                       Report of Foreign Private Issuer
                    Pursuant to Rule 13a-16 or 15d-16 under
                      the Securities Exchange Act of 1934



For the month of,      February                                   2003
                     --------------------------------        --------------


                             MDC CORPORATION INC.
-------------------------------------------------------------------------------
                (Translation of registrant's name into English)


             45 Hazelton Avenue, Toronto, Ontario, Canada, M5R 2E3
-------------------------------------------------------------------------------
                   (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

              Form 20-F                    Form 40-F    X
                       -----------                   -----------

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

              Yes                           No       X
                ----------------                 --------------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

                                 EXHIBIT INDEX

Exhibit                                                           Page No.

1            Press Release dated February 27, 2003, and              4
             financial results for the year and fourth quarter ended December 31, 2002

                                                                     Exhibit 1

                                 PRESS RELEASE
                             FOR IMMEDIATE RELEASE




FOR:            MDC Corporation Inc.
                45 Hazelton Avenue
                Toronto, Ontario M5R 2E3

CONTACTS:       Miles S. Nadal
                Chairman & CEO
                (416) 960-9000 Ext.223

                Peter M. Lewis                   Walter Campbell
                Executive Vice-President & CFO   Senior Vice-President Finance
                (416) 960-9000 Ext.272           (416) 960-9000 Ext.336

TSE Stock Symbol:    MDZ.A
NASDAQ Stock Symbol: MDCA
Website:             www.mdccorp.com


MDC CORPORATION INC. ANNOUNCES FINANCIAL RESULTS FOR THE YEAR AND FOURTH QUARTER ENDED DECEMBER 31, 2002


TORONTO, Ontario (February 27, 2003) - MDC Corporation Inc. ("MDC") of Toronto today announced its financial results for the year and fourth quarter ended December 31, 2002. Consolidated sales for 2002 totaled $943.3 million, a decrease of 15% compared to $1.113 billion achieved in 2001. Operating income before other charges was $79.8 million, a decline of 33% from the $118.3 million reported in 2001. Income from continuing operations was $148.3 million including pre-tax foreign exchange and asset disposition gains of $161.8 million, compared to a loss of $113.1 million, which included pretax restructuring charges and foreign exchange losses totaling $256.7 million. Net income for the year was $148.3 million. Fully diluted income per share for 2002 was $5.87 compared to a fully diluted loss per share of $9.20 reported last year. Fully diluted cashflow per share was $1.51, a decrease of 77% over the $6.64 achieved in 2001.

Included with the financial results are the results for 2002 and 2001 compiled on a pro forma basis to reflect results of operations, other than restructuring and other charges, that comprise MDC's existing portfolio of companies. On a pro forma basis, sales increased by $7.2 million or 1% to $863.6 million. Operating income before other charges increased by $8.6 million or 16% to $61.0 million. Pro forma net income was $12.7 million compared to a loss of $20.3 million in 2001. Fully diluted pro forma earnings per share amounted to $0.53, an increase of $1.87 from the loss of $1.34 in 2001.

"In 2002, we essentially completed the restructuring initiative commenced in the fall of 2001. We improved the operating results of our remaining core businesses, successfully divested several non-core operations, and crystallized significant value for the shareholders of MDC through the income trust offering of our remaining 54.55% interest in Davis + Henderson. Gross proceeds of almost $300 million were generated by these combined transactions, allowing us to significantly improve our balance sheet and liquidity, enhanced with the purchase of US$113.6 million of outstanding Notes," said Miles S. Nadal, Chairman and Chief Executive Officer. "Overall the sale of Davis + Henderson generated gross proceeds of approximately $470 million from the two transactions completed in 2001 and 2002."

For the fourth quarter, MDC generated sales of $230.0 million as compared to $286.2 million in the same period last year. Operating income before other charges was $19.7 million, $10.8 million or 36% less than the $30.5 million generated in the fourth quarter of 2001. Excluding dispositions from both periods, operating income before other charges for the fourth quarter of 2002 was $19.5 million, an increase of $11.0 million over the $8.5 million generated in 2001, primarily the result of significant improvements at Custom Direct, Metaca and Maxxcom. Net income for the quarter, including pre-tax charges of $3.9 million, decreased to $2.3 million from the $40.9 million in 2001 which included pre-tax foreign exchange losses and disposition gains totaling $59.6 million.

Sales within the Secure Transactions Division totaled $65.2 million in the fourth quarter, down 49% from the $128.6 million achieved in the fourth quarter of 2001. Operating income before other charges was $9.8 million, down from the $24.6 million in the fourth quarter of 2001. For the year, sales of $343.7 million and operating income of $53.0 million declined from 2001 by $172.7 million and $38.4 million respectively as a result of divestitures. Excluding divested operations, sales of continuing operations within the Secure Transactions Division for 2002 increased by $4.5 million or 2% to $264.0 million and operating income increased $8.7 million or 34% to $34.2 million.

For the fourth quarter, Maxxcom sales were $164.8 million, an increase of $7.1 million from the $157.7 million recorded in the fourth quarter of 2001. Operating income before other charges was $9.8 million, an increase of $3.9 million or 66% from the $5.9 million generated in the fourth quarter of 2001. Sales at Maxxcom for the year ended December 31, 2002 increased to $599.6 million compared to the $596.8 million reported in the prior year. Operating income declined slightly to $26.8 million from $26.9 million. Despite the effects of the global economic downturn and specifically a decline in demand throughout the marketing communications industry in 2002, Maxxcom was able to achieve revenue growth through several successful, high-profile campaigns, to stabilize its operations and to remain focused on serving the needs of its clients. The strong fourth quarter is evidence that a continued recovery in the advertising and marketing communications industry is anticipated to positively impact Maxxcom's future results.

In December 2002, MDC announced that due to market conditions, plans for an initial public offering of its U.S. based direct-to-customer cheque business, operated by Custom Direct, Inc. and affiliated companies via the Custom Direct Income Fund (the "Fund") had been postponed. Costs in the amount of $8.1 million associated with this initiative, including the settlement of a supply contract negotiation, have been expensed in the fourth quarter.

Custom Direct completed an excellent 2002 with sales of US$102.9 million and operating income before other charges of US$20.1 million. These results exceeded the forecast included in the Custom Direct Income Fund prospectus filed in November 2002.

"The current uncertainty in the income trust market place is not conducive to the completion of such offerings on reasonable terms and conditions. This persuaded us to postpone the offering until more favourable market conditions return," said Mr. Nadal. "We remain confident in the future of the Custom Direct business and have no desire to compromise our belief in the value of the enterprise. In the meantime, we expect to realize increased returns from its highly predictable business model and reliable cash flows."

"We are very pleased with the progress we have accomplished over the past year, and are highly confident that our core operations form a strong platform from which to grow our business in 2003 and beyond. We will continue to explore opportunities to create and realize value for our shareholders as market conditions permit," said Mr. Nadal.

About MDC Corporation Inc. ("MDC")

MDC is a publicly traded international business services organization with operating units in Canada, the United States, United Kingdom and Australia. MDC provides marketing communication services, through Maxxcom, and offers security sensitive transaction products and services in four primary areas: personalized transaction products such as personal and business cheques; electronic transaction products such as credit, debit, telephone & smart cards; secure ticketing products, such as airline, transit and event tickets, and stamps, both postal and excise. MDC shares are traded on the Toronto Stock Exchange under the symbol MDZ.A and on Nasdaq National Market under the symbol MDCA.

About Maxxcom Inc. ("Maxxcom")

Maxxcom, a subsidiary of MDC, is a multi-national business services company with operating units in Canada, the United States and the United Kingdom. Maxxcom is built around entrepreneurial partner firms that provide a comprehensive range of communications services to clients in North America and the United Kingdom. Services include advertising, direct marketing, database management, sales promotion, corporate communications, marketing research, corporate identity and branding, and interactive marketing. Maxxcom shares are traded on the Toronto Stock Exchange under the symbol MXX.

This press release contains forward-looking statements within the meaning of section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements involve risks and uncertainties which may cause the actual results or objectives to be materially different from those expressed or implied by such forward-looking statements. Such factors include, among other things, the Company's financial performance; changes in the competitive environment; adverse changes in the economy; ability to maintain long-term relationships with customers; financing requirements and other factors set forth in the Company's Form 40-F for its fiscal year ended December 31, 2001 and subsequent SEC filings.


                                    - ### -


                                                       MDC CORPORATION INC.
                                              CONSOLIDATED STATEMENTS OF OPERATIONS
                                                   FOURTH QUARTER 2002 and 2001
                                        (Unaudited, $CDN 000's - except per share amounts)

For the Three Months Ended December 31,                                                2002             2001*            Change
--------------------------------------------------------------------------------------------------------------------------------
Sales                                                                              230,018           286,224             (20%)

Cost of sales                                                                      119,921           148,375             (19%)
                                                                             --------------------------------

Gross profit                                                                       110,097           137,849             (20%)

Operating expenses                                                                  90,442           107,334             (16%)
                                                                             --------------------------------

Operating income before other income (charges)                                      19,655            30,515             (36%)
                                                                             --------------------------------
Other income (charges)
      Restructuring, dispositions, and other charges                                (3,852)           62,428
      Unrealized foreign exchange loss                                                   -            (2,860)
      Amortization                                                                  (6,262)           (9,488)
      Interest, net                                                                 (5,848)          (12,980)
                                                                             --------------------------------

                                                                                   (15,962)           37,100
                                                                             --------------------------------
Income before income taxes, goodwill charges and
  minority interest                                                                  3,693            67,615

Income taxes                                                                           609            18,381
                                                                             --------------------------------

Income before goodwill charges and minority interest                                 3,084            49,234

Goodwill charges, net of income tax recovery                                             -             9,608

Minority interest (recovery)                                                           748            (1,247)
                                                                             --------------------------------

Net income for the period                                                            2,336            40,873
                                                                             ================================

Cash Flow from operations                                                            9,422           108,942
                                                                             ================================

Earnings Per Share
   Net income
      o    Basic                                                                     0.12               2.38
      o    Fully Diluted                                                             0.10               1.24
Cash Flow Per Share
      o    Basic                                                                     0.53               6.41
      o    Fully Diluted                                                             0.38               3.30
Weighted average shares outstanding during the period
      o    Basic                                                                16,915,341        16,915,341
      o    Fully Diluted**                                                      24,988,680        33,071,459



-----------------------------------------------------------------------------------------------------------------------------

SEGMENTED INFORMATION - BY OPERATING DIVISION

For the Three Months Ended December 31,                                            2002             2001            Change
----------------------------------------------------------------------------------------------------------------------------

Secure Transactions
Sales                                                                               65,205           128,563         (49%)
Operating Income                                                                     9,809            24,598         (60%)
Maxxcom
Sales                                                                              164,813           157,661           5%
Operating Income                                                                     9,846             5,917          66%
-----------------------------------------------------------------------------------------------------------------------------

*   Restated to reflect the change in accounting policy with respect to foreign exchange gains and losses on non-hedged long-term monetary assets and liabilities.
**  The Company has the option to satisfy the $50,000 of 7% Convertible Notes ("Notes") with cash or Class A
    Subordinated Voting Shares ("Shares") at 95% of the current share price. As a result, the fully diluted shares outstanding include 7,911,392 (2001 - 15,822,785) Shares for the conversion of the Notes at 95% of the average closing price of the Shares during the period.



                                              MDC CORPORATION INC.
                                      CONSOLIDATED STATEMENTS OF OPERATIONS
                                                  2002 and 2001
                                     ($CDN 000's - except per share amounts)

For the Year Ended December 31,                                Pro forma     Pro forma      Audited      Audited
                                                                 2002*         2001*         2002         2001**
---------------------------------------------------------------------------------------------------------------------

Sales                                                             863,555       856,321       943,332     1,113,272
Cost of sales                                                     448,354       442,575       490,117       558,295
                                                               ----------------------------------------------------

Gross profit                                                      415,201       413,746       453,215       554,977
Operating expenses                                                354,238       361,385       373,378       436,633
                                                               ----------------------------------------------------

Operating income before other income (charges)                     60,963        52,361        79,837       118,344
                                                               ----------------------------------------------------
Other income (charges)
      Restructuring, dispositions, and other charges                    -             -       155,053       (91,612)
      Unrealized foreign exchange gain (loss)                           -             -         6,702       (18,660)
      Amortization                                                (22,129)      (22,916)      (25,481)      (36,521)
      Interest, net                                               (24,031)      (21,896)      (28,018)      (52,698)
                                                               ----------------------------------------------------

                                                                  (46,160)      (44,812)      108,256      (199,491)
                                                               -----------------------------------------------------
Income (loss) before income taxes, goodwill charges and
  minority interest                                                14,803         7,549       188,093       (81,147)

Income taxes (recovery)                                             1,083           228        35,054       (28,663)
                                                               -----------------------------------------------------

Income (loss) before goodwill charges and minority interest        13,720         7,321       153,039       (52,484)

Goodwill charges, net of income tax recovery                            -        27,292             -        67,181

Minority interest (recovery)                                        1,008           330         4,726        (6,591)
                                                               -----------------------------------------------------

Income (loss) from continuing operations                           12,712       (20,301)      148,313      (113,074)

Loss from discontinued operations                                       -             -             -       (40,000)
                                                               -----------------------------------------------------

Net income (loss) for the year                                     12,712       (20,301)      148,313      (153,074)
                                                               ====================================================

Cash Flow from operations                                          42,525        25,914        37,642       152,694
                                                               ====================================================

Earnings Per Share
   Income (loss) from continuing operations
     o     Basic                                                     0.66         (1.34)         8.68         (6.83)
     o     Fully Diluted                                             0.53         (1.34)         5.87         (6.83)
   Reported
     o     Basic                                                     0.66         (1.34)         8.68         (9.20)
     o     Fully Diluted                                             0.53         (1.34)         5.87         (9.20)
Cash Flow Per Share
     o     Basic                                                     2.42          1.40          2.13          8.91
     o     Fully Diluted                                             1.70          1.14          1.51          6.64
Weighted average shares outstanding during the period
     o     Basic                                               16,915,341    16,885,877    16,915,341    16,885,877
     o     Fully Diluted***                                    25,357,018    16,885,877    25,357,018    16,885,877

--------------------------------------------------------------------------------------------------------------------

SEGMENTED INFORMATION - BY OPERATING DIVISION

                                                               Pro forma      Pro forma
For the Year Ended December 31,                                    2002*          2001*        2002          2001
--------------------------------------------------------------------------------------------------------------------

Secure Transactions
Sales                                                             263,965       259,504       343,742       516,455
Operating Income                                                   34,162        25,479        53,036        91,462
Maxxcom
Sales                                                             599,590       596,817       599,590       596,817
Operating Income                                                   26,801        26,882        26,801        26,882
-----------------------------------------------------------------------------------------------------------------------
*     Pro forma results exclude the impact of restructuring, dispositions, and other charges, foreign exchange, the results of divested operations and removal of interest associated with indebtedness that has been repaid.
**    Restated to reflect the change in accounting policy with respect to foreign exchange gains and losses on non-hedged long-term monetary assets and liabilities.
***   The Company has the option to satisfy the $50,000 of 7% Convertible Notes ("Notes") with cash or Class A
      Subordinated Voting Shares ("Shares") at 95% of the current share price. As a result, the fully diluted shares outstanding include 8,403,361 (2001 - NIL) Shares for the conversion of the Notes at 95% of the average closing price of the Shares during the period.



                                              MDC CORPORATION INC.
                                           CONSOLIDATED BALANCE SHEETS
                                                  ($CDN 000's)

----------------------------------------------------------------------------------------------------------------
                                                                                       As at             As at
                                                                                December 31,      December 31,
                                                                                        2002             2001*
                                                                                   (Audited)         (Audited)
----------------------------------------------------------------------------------------------------------------

ASSETS
Current
    Cash and cash equivalents                                                       59,615               59,301
    Accounts receivable                                                            106,419              142,769
    Inventory                                                                       11,050               23,282
    Prepaid expenses and sundry                                                      9,886               11,969
    Future income taxes                                                                  -               28,000
                                                                                  -----------------------------
                                                                                   186,970              265,321

Capital and other assets                                                           126,155              166,439

Goodwill                                                                           292,861              462,746
                                                                                  -----------------------------
                                                                                   605,986              894,506
                                                                                  =============================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
    Accounts payable and accrued liabilities                                       168,550              204,994
    Deferred revenue                                                                17,517               23,771
    Current portion of long-term indebtedness                                        6,450               12,049
                                                                                  -----------------------------
                                                                                   192,517              240,814

Long-term indebtedness                                                             245,339              527,468
                                                                                  -----------------------------
                                                                                   437,856              768,282
                                                                                  -----------------------------
Minority interest                                                                   15,499               15,253
                                                                                  -----------------------------

Shareholders' equity
    Share capital                                                                  144,542              142,599
    Other paid-in capital                                                           38,145               51,943
    Cumulative translation adjustment                                               20,139               13,892
    Retained earnings (deficit)                                                    (50,195)             (97,463)
                                                                                  -----------------------------
                                                                                   152,631              110,971
                                                                                  -----------------------------

                                                                                   605,986              894,506
                                                                                  =============================

-----------------------------------------------------------------------------------------------------------------

*   Restated to reflect the change in accounting policy with respect to foreign exchange gains and losses on non-hedged long-term monetary assets and liabilities. The effect was a reduction in capital and other assets and retained earnings (deficit) of $23,809.


                                  SIGNATURES

         Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              MDC CORPORATION INC.
                                   ------------------------------------------
                                                    (Registrant)


Date:  March 10, 2003                By: /s/ Walter Campbell
       -----------------------           ------------------------------------
                                                       (Signature)
                                          Walter Campbell
                                          Senior Vice President Finance


     Print the name and title of the signing officer under their signature